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FEB 26 2010

Washington, DC 122



10030921

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65953

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: brokersXpress LLC



OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 W. Monroe Street, Suite 1000
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312) 630-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of brokersXpress LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
RONALD L WETZEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/12/12

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

brokersXpress LLC
December 31, 2009
With Report of Independent Registered
Public Accounting Firm

brokersXpress LLC

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Member
brokersXpress LLC

We have audited the accompanying statement of financial condition of brokersXpress LLC (the Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of brokersXpress LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 24, 2010

brokersXpress LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 3,738,887
Intangible assets, net	1,747,222
Due from affiliated clearing broker	1,286,576
Fixed assets (net of accumulated depreciation and amortization of $148,068)	367,361
Other assets	326,729
Total assets	$ 7,466,775
Liabilities and member's equity	
Accrued liabilities	$ 1,375,427
Due to Parent	215,329
Total liabilities	1,590,756
Member's equity	5,876,019
Total liabilities and member's equity	$ 7,466,775

See accompanying notes.

brokersXpress LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Basis of Presentation

brokersXpress LLC (the "Company") follows United States generally accepted accounting principles ("GAAP"), including certain accounting guidance used by the brokerage industry.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC") Topic 105, *Generally Accepted Accounting Principles* ("ASC 105"). ASC 105 identifies the FASB ASC as the authoritative source of GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under federal securities laws are also sources of authoritative GAAP for SEC registrants.

2. Nature of Operations

The Company is registered as a broker-dealer and investment advisor with the SEC and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered as an introducing broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is focused on providing internet-based option, stock, mutual fund, fixed-income, futures and insurance-related brokerage services to retail customers via the Company's registered representatives. The Company is a wholly owned subsidiary of brokersXpress Illinois, Inc., which is a wholly owned subsidiary of optionsXpress Holdings, Inc. (the "Parent"). The Company clears all customer transactions through optionsXpress, Inc. ("oX, Inc."), an affiliated clearing broker on a fully disclosed basis.

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions regarding matters affecting the statement of financial condition and the accompanying notes. Actual results could differ from management's estimates.

3. Significant Accounting Policies (continued)

Income Taxes

The Company is a disregarded entity for income tax purposes and, as a result, its taxable liability is considered to be the tax liability of its Parent.

Uncertain income tax positions are initially recognized in the statement of financial condition when it is more likely than not that the positions will be sustained upon examination by the tax authorities. At December 31, 2009, the Company did not have any liabilities for unrecognized tax benefits and does not anticipate a significant change in the amount of unrecognized tax benefits within the next twelve months.

The Company believes that it is no longer subject to any U.S. federal or state income tax examinations for the years prior to 2006.

Fixed Assets

Fixed assets consist of furniture, equipment and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization.

Intangible Assets, Net

The Company has recorded intangible assets for specifically identified intangible assets from a business acquisition. The Company's policy is to review identified intangible assets for impairment on at least an annual basis or whenever events and circumstances indicate that the carrying value may not be recoverable.

3. Significant Accounting Policies (continued)

Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. In February 2008, the FASB issued an update to ASC 820 to partially defer the effective date of ASC 820 for non-financial assets and non-financial liabilities that are re-evaluated at fair value in the statement of financial condition on a non-recurring basis (at least annually). These non-financial assets and liabilities include other intangible assets. The Company adopted ASC 820 effective January 1, 2009 for non-financial assets and non-financial liabilities, which did not have an effect on the Company's financial position.

Subsequent Events

Effective for the year ending December 31, 2009, the Company adopted FASB ASC Topic 855, *Subsequent Events* ("ASC 855"). ASC 855 provides the disclosure requirements for subsequent events requiring entities to report the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether the date represents the date the statement of financial condition was issued or was available to be issued.

4. Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amends ASC 820 by requiring additional disclosures regarding fair value measurements. Specifically, the amendment requires additional disclosures of i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements of Level 2 and Level 3 positions, ii) the transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis as well as the reasons for the transfers and iii) the purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward table. ASU 2010-06 is effective for fiscal years beginning after December 15, 2010. Therefore, ASU 2010-06 will be effective for the Company's fiscal year beginning January 1, 2011. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's statement of financial condition.

5. Business Acquisition

On February 24, 2009, the Company acquired the assets of U.S. Fiduciary, Inc. ("USF"), for $2,500,000 of cash and the assumption of certain liabilities. USF, based in Houston, Texas, is a provider of asset management services. The Company's statement of financial condition includes the results of operations for USF beginning on February 24, 2009. The purchase price of USF includes $2,490,000 in acquired intangible assets. The acquired intangible assets consist solely of customer relationships.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

Intangible assets, net	$ 2,490,000
Fixed assets, net	502,500
Other assets	385,047
Total identifiable assets acquired	3,377,547
Less accrued liabilities	(877,547)
Net assets acquired	$ 2,500,000

6. Fixed Assets

Fixed assets consisted of the following at December 31, 2009:

Software	$ 459,515
Furniture and equipment	55,914
	515,429
Less accumulated depreciation and amortization	(148,068)
	$ 367,361

7. Intangible Assets, Net

At December 31, 2009, the Company's original cost and accumulated amortization related to the customer relationships intangible assets were $1,850,000 and $102,778, respectively. The Company reviews intangible assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Using the discounted cash flows method, the Company evaluated the customer relationship intangible assets and determined that one of these assets was impaired in 2009. Therefore, the Company recorded a reduction of $640,000 to the original cost and a reduction of $35,556 to accumulated amortization of intangible assets on the statement of financial condition. The impairment of this asset resulted from the attrition of customers subsequent to the acquisition.

8. Other Assets

Other assets consisted of the following at December 31, 2009:

Prepaid expenses	$ 240,055
Broker receivables, net	31,972
Other assets	54,702
	$ 326,729

9. Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2009:

Registered representative commissions	$ 762,825
Other accrued liabilities	612,602
	$ 1,375,427

10. Fair Value Measurements

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which assets and liabilities measured at fair value will be classified are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Non-Financial Assets and Liabilities

The following table summarizes the non-financial assets subject to fair value measurements along with the total impairment recognized:

	Level 1	Level 2	Level 3	Impairment
Non-Financial Assets				
Customer relationships included in other intangible assets, net	$ –	$ –	$ 1,747,222	$ 604,444
Total non-financial assets	$ –	$ –	$ 1,747,222	$ 604,444

11. Commitments and Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, and after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

12. Credit Risk

Under the terms of the Company's clearing agreement with its affiliate, the Company introduces its customers' accounts to its affiliate who, as the clearing broker, clears and maintains all of the Company's customer account activity. In accordance with applicable margin lending practices and in conjunction with the affiliated clearing broker, customer balances are typically collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its customers execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital. At December 31, 2009, the Company had $17.1 million in credit extended to its customers through the Company's affiliated clearing broker.

12. Credit Risk (continued)

The margin and leverage requirements that the affiliated broker imposes on its customer accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. As a result, the Company, through its affiliated broker, is exposed to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the affiliated broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying statement of financial condition.

13. Employee Benefit Plan

The Company's eligible employees have the option to participate in the 401(k) savings plan sponsored by an affiliate. Discretionary contributions may be made to the plan although no such contributions were made for the year ended December 31, 2009.

14. Employee Stock Purchase Plan

The Parent offers a stock purchase plan that offers its employees the opportunity to purchase the Company's stock at a five percent discount. In general, participants may elect to have a certain amount withheld through payroll over a six-month period. At the end of each six-month period, the employee's withholding is used to purchase the Company's stock for the employee at a five percent discount from the closing price on the last day of the period. In December 2009, the Parent amended the Employee Stock Purchase Plan, limiting the number of shares any individual may purchase under the plan in any given year to 100,000.

15. Equity Incentive Plans

The Parent maintains three equity incentive plans: the 2001 Equity Incentive Plan, the 2005 Equity Incentive Plan, and the 2008 Equity Incentive Plan (collectively, the Plans). All of the options outstanding pursuant to the stock compensation plans at December 31, 2009 are options to buy common stock of the Parent granted to employees of the Company. Under the terms of the Plans, the Parent may grant eligible employees, directors, and other individuals performing services for the Company, various equity incentive awards up to 3,750,000 shares of options, restricted stock, or deferred shares. No restricted stock has been issued under any of the Plans.

16. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250,000, whichever is greater, as these terms are defined.

The Company is also subject to CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as an introducing broker, is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1 or $45,000 under Reg. 1.17.

At December 31, 2009, the Company had net capital of $3,434,706, which was $3,184,706 in excess of its net capital requirement. The ratio of aggregate indebtedness to net capital at December 31, 2009, was 50.54%. The net capital rules may effectively restrict the payment of cash distributions or other equity withdrawals.

17. Related-Party Transactions

oX, Inc., in addition to being the Company's clearing broker, provides the Company certain support services, such as the use of personnel, equipment, and facilities.

At December 31, 2009, the balance due from its affiliate includes the following receivable from its affiliated clearing broker:

Due from affiliate for commissions and interest receivable	$ 1,431,847
Due to affiliate for support services provided	(145,271)
Due from affiliate	$ 1,286,576

For the year ended December 31, 2009, $215,329 of stock-based compensation remains payable to the Parent at December 31, 2009.

18. Subsequent Events

Subsequent events have been evaluated through the date that the statement of financial condition is available to be issued, February 24, 2010. The Company had no subsequent events to be disclosed for the year ended December 31, 2009.